UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              NINE WEST GROUP INC.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                     -------------------------------------
                         (Title of Class of Securities)

                                    65440D102
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 1997
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 11

                                                              Page 2 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 65440D102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                            2,000,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                             2,000,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.58%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 65440D102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                             2,000,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                       2,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.58%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 65440D102

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                             2,000,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                       2,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.58%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Nine West Group Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 9 West Broad Street, Stamford, Connecticut 06902.

Item 2.        Identity and Background.

               This Statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller. This Statement relates to Shares held for the account of Quantum Partners (as defined herein).

               SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund (as defined herein) and Quantum Partners, the principal operating subsidiary of Quantum Fund. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"). Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                                                              Page 6 of 14 Pages


               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration.

               Quantum  Partners  expended  approximately   $56,127,907  of  its
working capital to purchase the Shares reported herein as being acquired within the last 60 days.

               The Shares held for the account of Quantum Partners and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, Quantum Partners and/or other SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of the 2,000,000 Shares held for the account of Quantum Partners (approximately 5.58% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 2,000,000 Shares held for the account of Quantum Partners.

                                                              Page 7 of 14 Pages


                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,850,000 Shares held for the account of Quantum Partners.

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected on the New York Stock Exchange in routine brokerage transactions, there have been no transactions with respect to the Shares since October 11, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or Quantum Partners.

               (d) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.


               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quantum Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Quantum Partners and/or the other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated December 10, 1997 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller.

                                                              Page 8 of 14 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 10, 1997                SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                              Page 9 of 14 Pages


                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                               David Gerstenhaber
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                                Page 10 of 14 Pages


                                                      ANNEX B

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                NINE WEST GROUP INC.



                                       Date of              Nature of              Number                 Price
For the Account of                   Transaction           Transaction            of Shares             Per Share
------------------                   -----------           -----------            ---------             ---------

Quantum Partners/1/                   11/13/97                 BUY                 336,500                27.827
                                      11/14/97                 BUY                 250,000                28.972
                                      11/17/97                 BUY                 203,500                29.424
                                      11/18/97                 BUY                 138,200                29.521
                                      11/19/97                 BUY                  71,800                29.310
                                      12/03/97                 BUY                  73,000                27.862
                                      12/04/97                 BUY                 121,500                27.971
                                      12/05/97                 BUY                 50,500                 26.010
                                      12/05/97                 BUY                 255,000                25.926
                                      12/05/97                 BUY                 350,000                27.749
                                      12/08/97                 BUY                  70,000                28.514
                                      12/09/97                 BUY                  25,000                28.498
                                      12/09/97                 BUY                  55,000                28.572

Quasar International                  11/07/97              SHORT SALE              9,300                 33.254
Partners C.V./2/















-------------------------

/1/  Transactions effected at the direction of SFM LLC.

/2/  Transaction  effected at the direction of Bennett  Lawrence  Management,  L.L.C.  ("BLM"),  a New York limited liability  company.  BLM has been granted  investment  discretion  over portfolio  investments,  including the
     Shares,  held  for the  account  of  Quasar  International  Partners  C.V.,  a  Netherlands  Antilles  limited partnership, for which SFM LLC acts as principle investment advisor.


                                                             Page 11 of 14 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------



A.        Power of Attorney dated as of January 1, 1997 granted by Mr.
          George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
          C. Neus......................................................... 12

B.        Power of Attorney dated as of January 1, 1997 granted by Mr.
          Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus............................................. 13

C.        Joint Filing  Agreement dated December 10, 1997 by and among
          Soros Fund  Management LLC, Mr. George Soros and Mr. Stanley
          F. Druckenmiller................................................ 14